UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )

Hawk Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42013J 204
(CUSIP Number)

Burt J. Rhodes
c/o C.L.R., Associates, Inc.
5732 Wind Drift Lane
Boca Raton, FL 33433
(561) 750-2175

__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 42013J204	Schedule 13D	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS C.L.R., Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(See Instrutions)	(a) ☐
(b) ☐

3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON*( See Instrutions) CO

CUSIP No. 42013J204	Schedule 13D	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS Burt J. Rhodes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(See Instrutions)	(a) ☐
(b) ☐

3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON*( See Instrutions) IN

(1)  Solely in his capacity as President of C.L.R., Associates, Inc.

CUSIP No. 42013J204	Schedule 13D	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS Carole L. Rhodes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(See Instrutions)	(a) ☐
(b) ☐

3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,374,000 (issuable upon conversion of 53,740 shares of Series B Preferred Stock) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON*( See Instrutions) IN

(1)  Solely in her capacity as sole director and shareholder of C.L.R., Associates, Inc.

CUSIP No. 42013J204	Schedule 13D	Page 5 of 12 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D  (this “Statement”) relates to shares of the common stock, par value $.01 per share (“Common Stock”) of Hawk Systems, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2385 NW Executive Center Drive, Suite 100, Boca Raton, FL 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) – (c) This Statement is filed by C.L.R., Associates, Inc., a Florida corporation (“CLR”), Burt J. Rhodes and Carole L. Rhodes (collectively, the "Reporting Persons").  The address of CLR’s principal executive offices is 5732 Wind Drift Lane, Boca Raton, FL 33433.  CLR’s principal business is business consulting.

The name, business address and present principal occupation or employment of Mr. and Mrs. Rhodes and each executive officer and director of CLR, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. and Mrs. Rhodes are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 19, 2009, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer (formerly known as Explorations Group, Inc.), Hawk Acquisition Corp., a newly formed, wholly-owned Florida subsidiary of the Issuer (“Hawk Acquisition”) and Hawk Biometric Technologies, Inc., a Florida corporation (“Hawk Biometric”), Hawk Acquisition merged with Hawk Biometric. Pursuant to the merger, Hawk Biometric was the surviving entity and became a wholly-owned subsidiary of the Issuer.

Pursuant to the terms of the Merger Agreement, as consideration for the merger, the former stockholders of Hawk Biometric received .02 shares of the Issuer’s Series B Preferred Stock for each share of Hawk Biometric Class A and Class B common stock they held.

Each share of Series B Preferred Stock is convertible into one hundred (100) shares of the Issuer’s Common Stock at any time, at the option of the holder, and will automatically be converted into Common Stock on the day following the completion of the Issuer’s anticipated 1-for-6 reverse split of its Common Stock. In accordance with the terms of the Merger Agreement, the conversion ratio of the Series B Preferred Stock is not subject to adjustment upon the occurrence of the reverse split.

CUSIP No. 42013J204	Schedule 13D	Page 6 of 12 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons acquired beneficial ownership of 5,409,000 shares of Common Stock (issuable upon conversion of 54,090 shares of Series B Preferred Stock) as described in Item 3 herein.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Eric Brown, the Issuer’s sole officer and director, resigned as a director of the Issuer on February 20, 2009 and from the position of Chief Executive Officer and President of the Issuer effective February 23, 2009.  On February 20, 2009, Messrs. David Coriaty, Mark Spanakos, Edward Sebastiano and Antonio DeRisi were appointed to the Board of Directors of the Issuer. In addition, on February 20, 2009, Mr. David Coriaty was appointed President and Chief Executive Officer of the Company, effective February 24, 2009.

As a result of the consummation of the Merger, the Issuer amended its Certificate of Incorporation in order to change its corporate name from “Explorations Group, Inc.” to “Hawk Systems, Inc.” on May 27, 2009.

References to, and the descriptions of, the Merger Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to this Statement and incorporated by reference herein.

On February 24, 2009, CLR gifted an aggregate of 350 shares of Series B Preferred Stock (convertible into 35,000 shares of Common Stock) to two individuals for no consideration.

On April 1, 2009, CLR gifted an aggregate of 4,890 shares of Series B Preferred Stock (convertible into 489,000 shares of Common Stock) to six individuals for no consideration.

Effective April 1, 2009, CLR sold 1,200 shares of Series B Preferred Stock (convertible into 1,200,000 shares of Common Stock) to one individual for $25,000.

On April 30, 2009, CLR gifted an aggregate of 1,470 shares of Series B Preferred Stock (convertible into 1,470,000 shares of Common Stock) to nine individuals for no consideration.

On June 22, 2009, CLR gifted 3,000 shares of Series B Preferred Stock (convertible into 300,000 shares of Common Stock) to one individual for no consideration.

On June 22, 2009, CLR received a gift of 12,000 shares of Series B Preferred Stock (convertible into 1,200,000 shares of Common Stock) from Mr. David Coriaty for no consideration.

On June 24, 2009, CLR gifted 500 shares of Series B Preferred Stock (convertible into 5,000 shares of Common Stock) to one individual for no consideration.

On July 29, 2009, CLR gifted an aggregate of 4,430 shares of Series B Preferred Stock (convertible into 443,000 shares of Common Stock) to 33 individuals for no consideration.

Effective July 29, 2009, CLR sold an aggregate of 2,188 shares of Series B Preferred Stock (convertible into 218,800 shares of Common Stock) to eight individuals for $187,000.

On July 31, 2009, CLR received a gift of 5,678 shares of Series B Preferred Stock (convertible into 567,800 shares of Common Stock) from Mr. David Coriaty for no consideration.

CUSIP No. 42013J204	Schedule 13D	Page 7 of 12 Pages

Depending upon then prevailing market conditions, other investment opportunities available to the Reporting Persons, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to dispose of any or all of their shares of Series B Preferred Stock privately, or the underlying Common Stock received upon conversion of the Series B Preferred Stock in the open market, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Except as set forth in this Statement or such as would occur upon completion of any of the actions discussed above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of February 19, 2010, the Reporting Persons beneficially owned 5,374,000 shares of Common Stock (issuable upon conversion of 53,740 shares of Series B Preferred Stock), representing in the aggregate, approximately 11.9% of the Issuer’s outstanding shares of Common Stock (based on 39,759,346 shares of Common Stock issued and outstanding as of February 19, 2010 according to the Issuer’s transfer agent).

Mr. and Mrs. Rhodes are officers, directors and shareholders of CLR and as a result, the Reporting Persons have shared voting power and the power to dispose or to direct the disposition of the shares of Common Stock reported in this Statement as held of record by CLR.  Thus, Mr. and Mrs. Rhodes may be deemed to be the beneficial owners of the shares owned by CLR.

 Each Reporting Person disclaims membership in any “group” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with any other Reporting Person in respect of the Common Stock reported in this Statement.

(c) Except as set forth in this Statement, none of the Reporting Persons has effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

CUSIP No. 42013J204	Schedule 13D	Page 8 of 12 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1 2	Agreement and Plan of Merger, dated February 19, 2009, by and between the Issuer, Hawk Acquisition Corp., and Hawk Biometric Technologies, Inc. Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 42013J204	Schedule 13D	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 2010
C.L.R., Associates, Inc.

/s/ Burt J. Rhodes
Name: Burt J. Rhodes, President

/s/ Burt J. Rhodes
Burt J. Rhodes

/s/ Carole L. Rhodes
Carole L. Rhodes

CUSIP No. 42013J204	Schedule 13D	Page 10 of 12 Pages

Schedule I

EXECUTIVE OFFICERS AND DIRECTORS OF
C.L.R., ASSOCIATES, INC.

Set forth below is a list of the executive officers and directors and control persons of CLR, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o C.L.R., Associates, Inc., 5732 Wind Drift Lane, Boca Raton, FL 33433.

Name	Citizenship	Present Principal Occupation and Business Address of Such Organization
Burt J. Rhodes	United States	President of CLR, Consultant
Carole L. Rhodes	United States	Secretary, Director and Sole Shareholder of CLR, Consultant

CUSIP No. 42013J204	Schedule 13D	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.             Description

1	Agreement and Plan of Merger, dated February 19, 2009, by and between the Issuer, Hawk Acquisition Corp., and Hawk Biometric Technologies, Inc.

2	Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 42013J204	Schedule 13D	Page 12of 12 Pages

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the securities of Hawk Systems, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D or 13G, as appropriate.

Dated: March 1, 2010
C.L.R., Associates, Inc.

/s/ Burt J. Rhodes
Name: Burt J. Rhodes Title: President

/s/ Burt J. Rhodes
Burt J. Rhodes

/s/ Carole L. Rhodes
Carole L. Rhodes